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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14044

January 10, 2003

UNITED BISCUITS FINANCE PLC
(Translation of Registrant's Name into English)

Hayes Park,
Hayes End Road,
Hayes,
Middlesex UB4 8EE,
United Kingdom
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

EXHIBIT INDEX

Exhibit No.	Description
99.1	United Biscuits Trading Review for 2002

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Janaury 10, 2003
UNITED BISCUITS FINANCE PLC (Registrant)
	By:	/s/ MALCOLM RITCHIE
Malcolm Ritchie
Chairman and Chief Executive Officer

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EXHIBIT INDEX
SIGNATURE